SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

October 30, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:     Aspyra, Inc.
Schedule 14C
Filed October 21, 2009 (File No. 001-13268)

Ladies and Gentlemen:

On behalf of Aspyra, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 29, 2009.

Reverse Stock Split

1.                      You state that by effecting a reverse split and paying cash for fractional shares you will reduce the number of record holders of your common stock “so that [you] will have fewer than 300 stockholders of record.” You further state that when you have fewer than 300 holders of record, “[you] will be able to terminate [y]our registration under the Exchange Act.” It appears therefore that the reverse stock split constitutes a “Rule 13e-3 transaction”, as defined in paragraph (a)(3) of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule which has either a “reasonable likelihood or a purpose of producing” any of the effects described in paragraph (a)(3)(iii) of the rule. Please file a Schedule 13E-3 with an amended information statement that complies with Rule 13e-3 or provide us with an analysis concerning why you do not believe this is a Rule 13e-3 transaction. Your response should advise of the number of record holders before and after the transaction.

Response:

The Company has filed a Schedule 13E-3 and an amended information statement in accordance with the Staff’s comment. The number of record holders before and after the reverse split are 329 and 170, respectively.

Very Truly Yours,

/s/ Jeff Cahlon